UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 9)*

                   TURNER BROADCASTING SYSTEM, INC.
                          (Name of Issuer)

             CLASS B COMMON STOCK, PAR VALUE $.0625 PER SHARE
                      (Title of Class of Securities)

                               900262 50 2
                              (CUSIP Number)

                           Peter R. Haje, Esq.
                     General Counsel, Time Warner Inc.
           75 Rockefeller Plaza, New York, NY 10019 (212) 484-8000

          (Name, Address and Telephone Number of Person Authorized to
                    Receive Notice and Communications)

                               August 30, 1995
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /  /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP No.  900262 50 2                       Page 2 of 45 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Time Warner Inc.
            IRS No. 13-1388520

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            a /  /         b /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
            WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)               /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7   SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8   SHARED VOTING POWER
EACH                          54,691,827 (See Item 5)
REPORTING
PERSON                  9   SOLE DISPOSITIVE POWER
WITH                          0

                        10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            54,691,827 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 32.7% (See Item 5)

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         SCHEDULE 13D

CUSIP No.  900262 50 2                     Page 3 of 45 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Time TBS Holdings, Inc.
            IRS No. 13-3412926

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /  /         b /  /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
            AT

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7  SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8   SHARED VOTING POWER
EACH                          25,329,714 (See Item 5)
REPORTING
PERSON                  9   SOLE DISPOSITIVE POWER
WITH                          0

                        10   SHARED DISPOSITIVE POWER
                              25,329,714 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            25,329,714 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                     /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 15.5%

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          SCHEDULE 13D

CUSIP No.  900262 50 2                    Page 4 of 45 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Warner Communications Inc.
            IRS No. 13-2696809

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a/   /         b /  /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
            AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7   SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8   SHARED VOTING POWER
EACH                          7,469,537 (See Item 5)
REPORTING
PERSON                  9   SOLE DISPOSITIVE POWER
WITH                          0

                        10   SHARED DISPOSITIVE POWER
                              7,469,537 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            7,469,537 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 5.3%

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

CUSIP No.  900262 50 2                    Page 5 of 45 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Warner Cable Communications Inc.
            IRS No. 13-3134949

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /   /        b /   /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
            AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7  SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8  SHARED VOTING POWER
EACH                          6,004,338 (See Item 5)
REPORTING
PERSON                  9  SOLE DISPOSITIVE POWER
WITH                          0

                        10  SHARED DISPOSITIVE POWER
                              6,004,338 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            6,004,338 shares (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                               /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 4.2%

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            SCHEDULE 13D

CUSIP No.  900262 50 2                   Page 6 of 45 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            American Television and Communications Corp.
            IRS No. 13-2922502

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /   /        b /   /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
            N/A (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                /    /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7  SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8  SHARED VOTING POWER
EACH                          17,010,889 (See Item 5)
REPORTING
PERSON                  9  SOLE DISPOSITIVE POWER
WITH                          0

                        10  SHARED DISPOSITIVE POWER
                              17,010,889 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            17,010,889 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                      /    /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 12.4%

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D

CUSIP No.  900262 50 2                   Page 7 of 45 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Time Warner Operations Inc.
            IRS No. 13-3544870

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /  /         b /   /

3   SEC USE ONLY

4   SOURCE OF FUNDS*
            N/A (See Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)               /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF               7  SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8  SHARED VOTING POWER
EACH                          4,881,687
REPORTING
PERSON                  9  SOLE DISPOSITIVE POWER
WITH                          0

                        10  SHARED DISPOSITIVE POWER
                              4,881,687 (See Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            4,881,687 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                   /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.5%

14   TYPE OF REPORTING PERSON*
            CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        AMENDED AND RESTATED
                           SCHEDULE 13D

      Time Warner Inc., a Delaware corporation ("Time Warner"), Time TBS Holdings, Inc., a Delaware corporation ("Holdings"), Warner Communications Inc., a Delaware corporation ("WCI"), Warner Cable Communications Inc., a Delaware corporation ("WCCI"), American Television and Communications Corporation, a Delaware corporation ("ATC") and Time Warner Operations Inc., a Delaware corporation ("Operations"), hereby amend and restate in its entirety, their statement on Schedule 13D relating to the Class B Common Stock, par value $.0625 per share (the "TBS Class B Common Stock"), of Turner Broadcasting System, Inc., a Georgia corporation ("TBS"), as originally filed with the Securities and Exchange Commission (i) by Holdings and Time Warner on June 15, 1987 and subsequently amended; and (ii) by WCCI and WCI on June 16, 1987 and subsequently amended. Time Warner, Holdings, WCI, ATC, Operations and WCCI, are hereinafter collectively referred to as the "Reporting Persons".

      Pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, the Reporting Persons have agreed, to file one statement with respect to their ownership of TBS Class B Common Stock, and the joint Schedule 13D of the Reporting Persons, as amended and restated in its entirety is hereinafter referred to as the "Statement".


Item 1.     Security and Issuer.

      The Statement relates to the Class B Common Stock, $.0625 par value ("TBS Class B Common Stock"), of Turner Broadcasting System, Inc. ("TBS"), a Georgia corporation, whose principal executive offices are located at One CNN Center, Atlanta, Georgia 30348.


Item 2.     Identity and Background.

      This statement is being filed by the following companies:

      Time Warner Inc., a Delaware corporation ("Time Warner"), has its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019. Time Warner is a media and entertainment company with operations in magazine and book publishing, recorded music and music publishing, and interests in filmed entertainment, cable television, and pay television programming.

      Time TBS Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Time Warner ("Holdings"), has its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019. Holdings holds securities of TBS and conducts no other business.

      Warner Communications Inc., a Delaware corporation and a wholly owned subsidiary of Time Warner ("WCI"), has its principal executive offices at 75 Rockefeller Plaza, New York, NY 10019. WCI is a media and entertainment company with operations in recorded music and music publishing and interests in filmed entertainment, cable television and pay television programming.

      The principal business of each of the following direct or indirect wholly-owned subsidiaries of Time Warner is the holding of a partnership interest in Time Warner Entertainment Company, L.P., a Delaware limited partnership ("TWE"), which is 63.27%- owned by Time Warner and which has operations in filmed entertainment, cable television and pay television programming:

            Warner Cable Communications Inc., a Delaware corporation ("WCCI"), having its principal executive offices at 300 First Stamford Place, Stamford, CT 06902.

            American Television and Communications Corporation, a Delaware corporation ("ATC"), having its principal executive offices at 300 First Stamford Place,
      Stamford, CT  06902.

            Time Warner Operations Inc., a Delaware corporation
      ("Operations"), having its principal execuitve officers at 75 Rockefeller Plaza, New York, NY 10019.

      The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of each of the Reporting Persons is set forth in Annexes A through F, respectively, which Annexes are incorporated herein by reference.

      (a) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Persons, listed in Annexes A through F hereto, has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such corporation or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (b) To the best knowledge of the Reporting Persons, each of the persons listed in Annexes A through F hereto is a United
States citizen.


Item 3.   Source and Amount of Funds or Other Consideration.

            Acquisition of TBS Securities by Subsidiaries of
                      Time Warner prior to 1990.

      Pursuant to an Amended and Restated Subscription and Registration Rights Agreement dated as of May 27, 1987 (the "Subscription Agreement"), Holdings acquired 3,927,275 units of TBS securities (the "Units"). Each Unit consisted of one share of Class B Cumulative Preferred Stock of TBS, par value $.125 per share (the "TBS Class B Preferred Stock") and one share of Class C Convertible Preferred Stock of TBS, par value $.125 per share (the "TBS Class C Preferred Stock").

      On June 3, 1987, Time Warner (formerly known as Time Incorporated) made a capital contribution of approximately $180,000,000 from working capital to Holdings. These funds were in turn used for the purchase of Units by Holdings. Based on the estimated market value of $21.98 per share for the TBS Class C Preferred Stock contained in the TBS proxy statement prepared for the Special Meeting of Shareholders held on May 26, 1987 (the "Proxy Statement"), $86,321,504.50 of the approximately $180,000,000 paid by Holdings for its 3,927,275 Units constituted consideration for the TBS Class C Preferred Stock.

      On July 25, 1988, Time Warner made a capital contribution of approximately $14,398,515 from working capital to Holdings. Holdings used these funds for the purchase of 959,901 shares of TBS Class B Common Stock from R.E. Turner, III ("Turner"). On August 9, 1988, Holdings received a dividend on its TBS Class B Preferred Stock of 767,677 shares of TBS Class B Common Stock.
No funds were expended to acquire such shares.

      On April 30, 1989, Holdings received an additional dividend on its TBS Class B Preferred Stock of 508,116 shares of TBS Class B Common Stock. On June 30, 1989, Holdings acquired 39,957 shares of TBS Class C Preferred Stock of TBS owned by Sammons Communications Inc. (the "Sammons Offer"), at a price of $64.70 per share, for an aggregate purchase price of $2,585,217, and on August 2, 1989, Holdings acquired 319,967 shares of TBS Class B Common Stock from Turner (the "1989 Turner Offer") at a price of $38.75 per share for an aggregate purchase price of $12,398,721.25. A capital contribution from the working capital of Time Warner provided the funds for these purchases by Holdings.

      On July 24, 1989, Time Warner acquired a majority of the outstanding shares of WCI common stock through a tender offer and, as a result, Time Warner acquired an indirect beneficial interest in all securities of TBS then owned by WCI and its wholly owned subsidiaries.

                   Acquisition of TBS Securities
               by Subsidiaries of WCI Prior to 1990

      Pursuant to the Subscription Agreement, WCCI, a wholly owned subsidiary of WCI, acquired 627,275 Units. Each Unit consisted of one share of TBS Class B Preferred Stock and one share of TBS Class C Preferred Stock. WCCI paid $45.833 for each Unit. The Proxy Statement estimated the market value of the TBS Class C Preferred Stock to be $21.98 per share. On the basis of the estimate contained in the Proxy Statement, $13,787,504.50 of the approximately $28,750,083.26 paid by WCCI for the 627,275 Units constituted consideration for the TBS Class C Preferred Stock. WCCI funded the purchase with the proceeds from an intercompany loan from the working capital of WCI.

      Between May and September 1988, Warner Communications Investors, Inc., a wholly owned subsidiary of WCI ("TWII"), used working capital to purchase an aggregate of 84,700 shares of Class A Common Stock of TBS, par value $.0625 per share ("TBS Class A Common Stock") for $1,255,287.50 and 123,500 shares of TBS Class B Common Stock for $1,818,412.50, in a series of open market purchases. In addition, in connection with an offer made by Turner on May 9, 1988 to the holders of TBS Class C Preferred Stock to sell an aggregate of 3,000,000 shares of TBS Class B Common Stock at a price of $15 per share, TWII agreed to acquire unsubscribed shares and purchased 1,153,318 shares of TBS Class B Common Stock for an aggregate price of $17,299,770. The funds for the purchase were obtained from a capital contribution to TWII by WCI.

      On August 9, 1988 and on April 30, 1989, WCCI, as a holder of TBS Class B Preferred Stock, received dividends of 122,615 and
81,157 shares of TBS Class B Common Stock, respectively. No funds were expended to acquire such shares.

      On June 30, 1989, pursuant to the Sammons Offer, WCCI acquired 6,382 shares of TBS Class C Preferred Stock for an aggregate price of $412,915.40. WCCI obtained the funds for the purchase from an intercompany loan from the working capital of WCI. On August 2, 1989, TWII purchased 60,467 shares of TBS Class B Common Stock pursuant to the 1989 Turner Offer, for an aggregate purchase price of $2,343,096.25, funded from its working capital.

      Post 1990 Acquisition of TBS Securities by Time Warner

      On May 10, 1990, Holdings acquired 23,132 shares of Class C Preferred Stock at $90 per share at an aggregate purchase price of $2,081,880, and WCCI acquired 3,695 of TBS Class C Preferred Stock at an aggregate purchase price of $332,550, pursuant to an offer by Viacom International Inc. ("Viacom") in accordance with first refusal rights of the investors listed on Schedule I (the "Investors") under the Investors' Agreement dated June 3, 1987, among the Investors (the "Investors' Agreement").

      Under the terms of Viacom's offer, shares were offered on a pro rata basis to each Investor, with unsubscribed shares offered to interested Investors. Holdings and WCCI were each allocated their pro rata share plus a portion of the unsubscribed shares. The purchase price paid by Holdings and WCCI for such shares was provided through intercompany loans provided by Time Warner out of its working capital.

      On June 13, 1990 TWII acquired 13,000 shares of TBS Class B
Common Stock pursuant to a private sale by an individual stockholder of TBS at a price of $50.25 per share, for an aggregate purchase price of $653,250.

      In response to offers made by Falcon Investors Group, Inc. ("Falcon") and Lenfest Communications, Inc. ("Lenfest"), Holdings and WCCI acquired an aggregate of 70,452 shares of TBS Class C Preferred Stock. Of such shares, 9,031 shares of TBS Class C Preferred Stock were acquired from Falcon on July 27, 1990 at a price of $101.32 per share, for an aggregate of $915,020, and 61,421 shares of TBS Class B Preferred Stock were acquired from Lenfest on August 8, 1990 at a price of $101.30 per share, for an aggregate of $6,221,947. Both such offers were made pursuant to the Investors' Agreement and were offered on a pro rata basis, with unsubscribed shares offered to interested Investors. Holdings and WCCI were each allocated their pro rata share plus a portion of the unsubscribed shares.

      On January 9, 1991, TWII purchased an aggregate of 2,000,000 shares of TBS Class B Common Stock as follows: 1,000,000 purchased pursuant to a private sale by Turner and 500,000 were purchased from each of the Turner Foundation, Inc. and the Turner Charitable Remainder Unitrust (Turner, the Turner Foundation Inc. and the Turner Charitable Remainder Unitrust are hereinafter referred to collectively as the "Turner Group") at a price of $11.75 per share, for a total purchase price of $23,500,000.
Such shares were acquired pursuant to an offer to Time Warner and Tele-Communications, Inc. ("TCI") of an aggregate of 4,000,000 shares of TBS Class B Common Stock made by the Turner Group.

      The consideration paid by each of TWII, Holdings and WCCI for the purchase of (i) 13,000 shares of TBS Class B Common Stock from an individual stockholder, (ii) an aggregate of 70,452 shares of TBS Class C Preferred Stock from Falcon and Lenfest, and (iii) 2,000,000 shares of TBS Class B Common Stock from the Turner Group, as described above, was through intercompany loans provided by Time Warner out of its working capital.

      On September 9, 1990, a three-for-one stock dividend (the "Stock Dividend") was paid by TBS to holders of record of its common stock on August 13, 1990. In connection with this Stock Dividend, the conversion rights of the TBS Class C Preferred Stock were adjusted proportionately, so that TBS Class C Preferred Stock became convertible at the rate of six shares of TBS Class B Common Stock for each share of TBS Class C Preferred Stock.

      On April 12, 1991, Holdings acquired 34,091 shares of TBS Class C Preferred Stock at a price of $89.325 per share, for an aggregate purchase price of $6,090,357.15, in response to an offer by Lenfest to Time Warner and TCI. Holdings purchased half of the shares offered for sale. The consideration paid by Holdings was through an intercompany loan provided by Time Warner out of its working capital.

      Pursuant to Stock Purchase Agreements dated March 12, 1991 between TBS and certain of the Investors (the "Stock Purchase Agreements"), Holdings and WCCI each agreed to use the cash dividend payable to them on April 30, 1991 on shares of TBS Class B Preferred Stock, to purchase additional shares of TBS Class B Common Stock. As a result, on April 30, 1991, Holdings and WCCI acquired an aggregate of 985,486 shares of TBS Class B Common Stock at $14.25 per share for an aggregate purchase price of $14,044,175.50, paid for by the cash dividend of $3.08333 per share on the TBS Class B Preferred Stock.

      In response to an offer made by Jones Intercable, Inc. ("Jones") to the Investors, on June 28, 1991 Holdings and WCCI acquired an aggregate of 10,898 shares of TBS Class C Preferred Stock at a price of $79.98 per share, for an aggregate purchase price of $871,622.04. Holdings and WCCI were each allocated their pro rata share plus a portion of the unsubscribed shares. The consideration paid by Holdings and WCCI was through intercompany loans provided by Time Warner out of its working capital.

      Pursuant to an exchange offer made by TBS on June 27, 1991 (the "Exchange Offer"), Holdings and WCCI (i) exchanged all shares of TBS Class B Preferred Stock for shares of TBS Class B Common Stock at the rate of 1.9271 for each share of TBS Class B Preferred Stock; and (ii) were issued 7,790,177 shares of TBS Class B Common Stock and, subsequently received 1,244,268 shares of TBS Class B Common Stock valued at $16 per share, as a result of dividends accrued on the TBS Class B Preferred Stock from May 1, 1991 through July 26, 1991.

      In response to offers made to the Investors by William Ingram and Landmark Cablevision, a corporation controlled by him (together, "Landmark"), offering to sell an aggregate of 6,000 shares of TBS Class C Preferred Stock (the "Shares") at a price of $84.75 per share, on August 13, 1991 Holdings and WCCI acquired an aggregate of 5,821 of such Shares at an aggregate purchase price of $493,330. Landmark's offers were made in accordance with first refusal rights contained in the Investors' Agreement.

      Under the terms of the offers, the Shares were offered on a pro rata basis equal to each Investor's proportionate ownership of Class C Preferred Stock, with unsubscribed Shares offered to interested Investors. Holdings and WCCI were each allocated their pro rata share plus all unsubscribed Shares. The consideration paid by Holdings and WCCI was provided by Time Warner out of its working capital through intercompany loans.

      On December 3, 1991, TWII purchased 1,000,000 shares of TBS Class B Common Stock pursuant to a private sale by Turner at a price of $15.375 per share, for a total purchase price of $15,375,000. Such shares were purchased from Turner pursuant to an offer by Turner to Time Warner and TCI to sell an aggregate of 2,000,000 shares of TBS Class B Common Stock. TWII and a subsidiary of TCI each purchased one-half of the shares offered for sale. The consideration paid by TWII was provided by Time Warner out of its working capital through an intercompany loan.

      In connection with a corporate reorganization and the capitalization of TWE completed on June 29, 1992, all shares of Class A Common Stock of TBS owned by TWII and all shares of TBS Stock Class B Common Stock owned by such company and Holdings and certain shares of TBS Class B Common Stock owned by WCCI, were transferred to various other subsidiaries of Time Warner (the "Time Warner Subsidiaries"). Payment in connection with such transfers was made through intercompany accounts. Subsequently, as a result of a series of mergers among Time Warner direct and indirect wholly-owned subsidiaries, all of the shares of TBS Class B Common Stock owned by certain of the Time Warner Subsidiaries, were transferred to WCI, WCCI, Holdings, ATC and Operations, as the case may be, by operation of law. No consideration was paid in connection with such transfers. The reorganization and the subsequent series of mergers had no effect on Time Warner's overall beneficial interest in securities of TBS. A list of the TBS Class A Common Stock and the TBS Class B Common Stock beneficially owned by each Reporting Person is set forth in Table 1 provided in Item 5, below.


Item 4.   Purpose of Transaction.

      The shares of TBS Class C Preferred Stock were acquired by Holdings and WCCI for the purpose of investment and to enable TBS to redeem its outstanding Series A Cumulative Preferred Stock, par value $.10 per share. Time Warner, through TWE, has an ongoing business relationship with TBS, principally as a customer of pay television programming provided by the TBS cable television operations, and has an interest in ensuring the viability of TBS and the continued availability of such programming.

      At the closing of TBS's sale of the Units in 1987, seven additional directors (the "Class C Directors") designated by the Investors were appointed to the TBS Board of Directors by the existing TBS directors. Three of such directors were nominated by the Reporting Persons. Pursuant to Article 5, Section C of TBS' Restated Articles of Incorporation, as amended (the "Amended Articles"), the holders of TBS Class C Preferred Stock are entitled to elect seven of the fifteen members of the TBS Board of Directors (the "Class C Directors"), and holders of TBS Class A Common Stock and TBS Class B Common Stock, voting together as a class, are entitled to elect eight members of the TBS Board of Directors (the "Common Share Directors"). The Board of Directors' nominees for election for the Class C Directors and the Common Share Directors are to be selected prior to each annual meeting by a majority vote of the then existing directors of each respective class. Directors of each class may only be removed by the holders of shares of such class, and vacancies in any class of directors may only be filled by the directors of such class or, in the case of removal, by the holders of shares of such class.

      Until such date as less than 4,000,000 shares of TBS Class C Preferred Stock remain outstanding (the "Termination Date"), the holders of the TBS Class C Preferred Stock have the right to vote as a separate class for the election of the Class C Directors and on certain other specified matters as set forth in paragraph 4(g) of Article 5, Section C of the Amended Articles.

      Pursuant to Article XII of the TBS By-laws (the "By-laws"), the affirmative vote of at least twelve members of the Board of Directors (at least four of whom must be Class C Directors) is required until the Termination Date to approve certain matters set forth in Article XII, Section 3 ("supermajority matters").

      Pursuant to the terms of a Shareholders' Agreement dated June 3, 1987 among TBS, Turner, and the Investors, as amended by the First Amendment thereto dated as of April 15, 1988 (the "First Amendment") (such agreement as so amended is hereinafter referred to as the "Shareholders' Agreement"), in the event Turner receives a bona fide offer from an unaffiliated party to purchase all Common Stock and Convertible Preferred Stock (as defined in the Shareholders' Agreement) (collectively, the "Turner Shares") which would result in a Prohibited Effect (as defined below), Turner is obligated first to offer to sell such shares to the Investors on terms no more favorable to Turner than those contained in the offer received by him from such prospective purchaser.

      A Prohibited Effect is defined in the Shareholders' Agreement as (i) the outstanding Common Stock (as defined in the Shareholders' Agreement) as to which Turner exercises both voting and dispositive control, representing less than forty-one percent (fifty-one percent on and after the Split Date, as defined herein) of the total voting power represented by the Common Stock (as defined in the Shareholders' Agreement) and the TBS Class C Preferred Stock then outstanding or (ii) the sum of the outstanding Common Stock (as defined in the Shareholders' Agreement) as to which Turner exercises both voting and dispositive control and the Common Stock (as defined in the Shareholders Agreement) underlying Convertible Securities (as defined in the Shareholders' Agreement) as to which Turner exercises dispositive control, representing less than forty-one percent (fifty-one percent on and after the Split Date), of the total voting power represented by the sum of (x) the Common Stock (as defined in the Shareholders' Agreement) then outstanding and the Common Stock (as defined in the Shareholders' Agreement) which may be issued without the approval of the TBS Class C Preferred Stock and (without duplication) (y) the Common Stock (as defined in the Shareholders' Agreement) underlying all Convertible Securities (including the TBS Class C Preferred Stock) then outstanding and underlying all Convertible Securities (as defined in the Shareholders' Agreement) which may be issued without the approval of the holders of the TBS Class C Preferred Stock.

      Pursuant to the Shareholders' Agreement, Turner is also required to offer to sell the Turner Shares to the Investors at the Appraised Value (as defined in the Shareholders' Agreement) upon the occurrence of certain events, including voluntary and involuntary bankruptcy, the appointed of a trustee or other legal custodian (other than in connection with death or incapacity) over his property, and the issuance of any writ of attachment or similar court order preventing Turner from exercising his rights with respect to his Common Stock (as defined in the Shareholders' Agreement). In the event of Turner's death, the executor or administrator of his estate or his heirs (the "Estate") have the right to offer to sell all of the Turner Shares to the Investors at their Pro Rata Value (as defined in the Shareholders' Agreement). Following 120 days after Turner's death, an Investor or group of Investors owning at least a majority of outstanding shares of TBS Class C Preferred Stock is entitled to require the Estate to offer to sell the Turner Shares to the Investors at their Pro Rata Value.

      Pursuant to the Shareholders' Agreement, Turner and each of the Investors has agreed to vote all Common Stock (as defined in the Shareholders' Agreement) and TBS Class C Preferred Stock owned by him or such Investor or as to which Turner or the Investor has voting control (i) in accordance with the decision of the TBS Board of Directors with respect to any supermajority matter (except such as may be required by law or by the Restated Articles to be submitted to a separate class vote of the holders of TBS Class C Preferred Stock), (ii) for the election of the Common Share Directors nominated by the Board of Directors and
(iii) for the approval of an amendment (the "Proposed Amendment") to the Restated Articles.

      The Proposed Amendment was adopted by the shareholders of TBS on August 10, 1987. Upon the filing of the Amendment with the Secretary of State of the State of Georgia on August 25, 1987 (the "Split Date"), each outstanding share of TBS Common Stock, par value $.125 ("TBS Common Stock"), was reclassified into one share of TBS Class A Common Stock and one share of TBS Class B Common Stock (the "Split") and the conversion rate of the TBS Class C Preferred Stock was changed from the initial conversion rate of one share of TBS Common Stock for each share of Class C Preferred Stock to two shares of TBS Class B Common Stock for each share of Class C Preferred Stock. The TBS Class A Common Stock and the TBS Class B Common Stock are identical in all respects except for voting power and amounts payable upon the declaration of cash dividends. The TBS Class A Common Stock has one vote per share and the TBS Class B Common Stock has one-fifth of a vote per share. The TBS Class A Common Stock is entitled to a cash dividend per share equal to 90% of the cash dividend payable on each share of TBS Class B Common Stock.

      Under the terms of the First Amendment, each of the Investors agreed to vote all shares of TBS Class B Common Stock, TBS Class C Preferred Stock and TBS Class B Preferred Stock owned by such Investors for the approval of a proposed amendment to the Amended Articles (the "1988 Amendment"). The 1988 Amendment, which was adopted by the TBS shareholders on July 15, 1988, permits TBS, for a period of time, to satisfy its dividend obligations with respect to the TBS Class B Preferred Stock in shares of TBS Class B Common Stock in certain events if TBS is not able to pay a cash dividend. On August 9, 1988, Holdings received a dividend on its Class B Preferred Stock consisting of 767,677 shares of TBS Class B Common Stock.

      Pursuant to an Agreement dated as of June 3, 1987 (the "Voting Agreement"), among TCI Turner Preferred, Inc. ("TCITP""), Holdings, United Artists Communications, Inc. ("UA") and United Cable Television Corporation ("UCT")(collectively, the "Time/TCI Group"), and WCCI and Continental Cablevision, Inc. ("Continental"), each of the parties agreed to vote all of the TBS Class C Preferred Stock owned by it for the election of five Class C Directors nominated by the Time/TCI Group and for the election of one Class C Director nominated by each of WCCI and Continental (and, if so requested by the nominating party, to vote for, or to cause its nominees who serve as directors to vote for, the removal of the Class C Director nominated by such requesting party).

      Pursuant to the terms of the Investors' Agreement, each Investor agreed that prior to converting any shares of its TBS Class C Preferred Stock or making any disposition which would result in such a conversion, it will first offer to sell such shares of TBS Class C Preferred Stock to the other Investors. Such shares to be allocated among the Investors electing to purchase such shares in proportion to their relative holdings of TBS Class C Preferred Stock. The Investors' Agreement also requires an Investor, upon the happening of certain events (including voluntary and involuntary bankruptcy, insolvency or similar proceedings, the appointment of a trustee or other legal custodian for the Investor's property, and the issuance of any writ of attachment or similar court order preventing the Investor from exercising its rights with respect to its TBS Class C Preferred Stock), to offer to sell all of its shares of TBS Class C Preferred Stock to the other Investors. In either event, purchases by the electing Investors shall be made at a price per share equal to and payable by (i) transfer of that number of shares of TBS Class B Common Stock into which the TBS Class C Preferred Stock is then convertible or (ii) payment of an amount in cash equal to the market value at that time of the number of shares of TBS Class B Common Stock into which a share of TBS Class C Preferred Stock is then convertible.

      The Investors' Agreement also allows Investors who elect, pursuant to the Shareholders' Agreement, to purchase their proportionate share of Common Stock (as defined in the Shareholders' Agreement) and Convertible Securities (as defined in the Shareholders' Agreement) from Turner to require the Investors who have not so elected to sell to the electing Investors all or such portion of their TBS Class C Preferred Stock as the electing Investors determine.

      The Investors' Agreement terminates on the earlier of (i) the Termination Date and (ii) the execution by the Investors of a binding agreement to sell their TBS Class C Preferred Stock to a third party pursuant to the Shareholders' Agreement.

      An Agreement dated June 3, 1987, among Time Warner, Holdings, TCI, TCITP, UA and UCT (the "Time/TCI Agreement"), provides a mechanism whereby parity of ownership of TBS Class C Preferred Stock as between Time Warner and its controlled affiliate (the "Time Group"), on the one hand, and TCI, UA and UCT and their respective controlled affiliates (the "TCI Group"; both the Time Group and the TCI Group sometimes referred to collectively as the "Groups"), on the other hand, may be achieved and maintained through the granting of rights of first refusal (in the case of dispositions by a Group) and options to purchase (in the case of acquisitions by a Group) of any TBS Class C Preferred Stock. In addition, (i) similar rights of first refusal and options to purchase apply to the purchase and sale of other TBS Shares by a Group and (ii) if Turner, pursuant to the Shareholders' Agreement, sells all his TBS Shares, the Groups will arrange the purchase of such TBS Shares from Turner and will make such sales of TBS Shares among themselves as will result in parity of ownership with respect to each class and series of TBS Shares. TBS Shares are defined in the Time/TCI Agreement as shares of voting capital stock (other than shares of those classes or series which are entitled to vote only during the continuance of a payment default or financial covenant default with respect to such class or series) of TBS.

      The Time/TCI Agreement further provides that, of the five Class C Directors nominated by the Time/TCI Group, two are to be nominated by the Time Group and three by the TCI Group until parity is reached in the ownership of TBS Class C Preferred Stock, at which time the Time Group and the TCI Group shall each nominate the same number of Class C Directors or if the total number of Class C Directors to be nominated by the Time/TCI Group is not an even number at that time, the two must agree to the remaining Class C Director, and if they cannot, they will vote against any nominee to such position.

      The Time/TCI Agreement also provides that the Time Group and TCI Group will vote all of their shares of TBS capital stock together on all other matters presented to a vote of all holders of such shares, and if they cannot agree, to vote together against approval of any such matter.

      The parties to the Time/TCI Agreement have agreed that from and after the purchase of the Turner Shares, to the extent that the Time Group and the TCI Group can cause such effect, UA shall be responsible for the day-to-day management of TBS as it relates to the MGM-UA film library and Time shall be responsible for the day-to-day management and operations of all other operations relating to TBS.

      Pursuant to an agreement dated June 3, 1987 between Continental and Time Warner, Continental has the option to sell all its TBS Class C Preferred Stock, not in excess of the number of shares of TBS Class C Preferred Stock originally purchased by Continental pursuant to the Subscription Agreement, to Time Warner upon (i) the purchase by Time Warner of any Turner Shares pursuant to Section 4 of the Shareholders' Agreement at the per share price at which Time Warner purchased TBS Class B Common Stock into which the TBS Class C Preferred Stock is then convertible, subject to Time Warner's obligations under the Time/TCI Agreement or (ii) the purchase by the Time Group of all TBS Shares of the TCI Group at the price at which Time Warner purchased such securities from the TCI Group.

      The shares of TBS Class B Common Stock and shares of TBS
Class C Preferred Stock acquired by Holdings, WCCI and TWII in the transactions described under Item 3 of the Statement were acquired for the purpose of investment.

      The intercompany transfer of shares of TBS Class A Common Stock and shares of TBS Class B Common Stock described in Item 3 of the Statement was effected in connection with a corporate reorganization and the capitalization of TWE completed by Time Warner during June, 1992. The subsequent intercompany transfer of certain shares of TBS Class B Common Stock was effected in connection with a series of intercompany mergers.

      On August 30, 1995, Time Warner and TBS announced that they were in discussions to merge their companies. They further stated that the discussions concern an exchange of Time Warner stock for TBS stock, following which TBS would become a wholly owned subsidiary of Time Warner. The announcement also stated that significant issues remain to be negotiated and there can be no assurance that agreement will be reached or a transaction consummated.

      Except as set forth herein, the Reporting Persons have no plans or proposals that would related to or result in any of the matters of the type set forth in clauses (a) through (j) of Item
4 of Schedule 13D.


Item 5.   Interest in Securities of TBS.

      (a) and (b). The Reporting Persons directly own (or own in street name for such Person's account) the following securities of TBS:

Table 1.

Title of Class                   Number of Shares Directly
                                Owned by the Reporting Persons

Class A Common Stock                    254,100  (WCI)

Class B Common Stock                 17,010,889  (ATC)
                                      4,881,687  (Operations)
                                      1,991,310  (WCCI)
                                      1,465,199  (WCI)

                                     25,349,085  Total


Class C Preferred Stock              4,221,619  (Holdings)
                                       668,838  (WCCI)
                                     4,890,457  Total

      Holdings, by virtue of its ownership of 4,221,619 shares of Class C Preferred Stock (each of which shares is convertible into six shares of TBS Class B Common Stock), beneficially owns 25,329,714 shares of TBS Class B Common Stock. WCCI, by virtue of its ownership of 668,838 shares of Class C Preferred Stock and 1,991,310 shares of TBS Class B Common Stock, beneficially owns 6,004,338 shares of TBS Class B Common Stock. The table below sets forth the percent of class represented by the Class B Shares beneficially owned by each of the Reporting Persons other than Time Warner and WCI. The percentage of outstanding Class B Common Shares is determined in each case pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is based on the number of Class B Common Shares outstanding on June 30, 1995.

Table 2.

Reporting Persons                   Percent of TBS Class B
                                    Common Stock Represented
                                    by Shares Beneficially
                                    Owned by Such Person

     Holdings                             15.5
     WCCI                                  4.2
     ATC                                  12.4
     Operations                            3.5

      Because each of the Reporting Persons is a direct or indirect wholly-owned subsidiary of Time Warner, Time Warner may be deemed to be the indirect beneficial owner of the shares of TBS Class B Common Stock beneficially owned by such subsidiaries and each shares with Time Warner the power to direct the voting and disposition of such shares. Accordingly, Time Warner itself, and the Reporting Persons as a group, beneficially own an aggregate of 54,691,827 shares of TBS Class B Common Stock (including 29,342,742 shares of TBS Class B Common Stock issuable upon conversion of shares of Class C Preferred Stock owned by the Reporting Persons), constituting approximately 32.7% of the Class B Common Shares of TBS. In addition, WCCI is a direct subsidiary of WCI and, therefore, WCI may also be deemed to be the indirect beneficial owner of the 7,469,537 shares of TBS Class B Common Stock owned by WCCI (including Shares issuable upon conversion), constituting approximately 5.3% of the TBS Class B Common Stock of TBS.

      Because of the provisions of certain agreements described in
Item 4 relating to the voting and disposition of the Class C Preferred Stock, the Investors and Turner may be deemed to constitute a "group"; the Investors may be deemed to constitute a "group"; Holdings, the TCI Group, WCI and Continental may be deemed to constitute a "group"; and Time Warner, Holdings and the TCI Group may be deemed to constitute a "group". The Investors as a group have the right to acquire, upon the conversion of the Class C Preferred Stock, an aggregate of 74,381,856 shares of TBS Class B Common Stock. The Reporting Persons disclaim beneficial ownership of all securities of TBS owned by persons in any of the "groups" listed in this paragraph, other than the securities listed in Table 1 set forth herein or the securities issuable upon conversion of any such securities.

      TWII, Capital Cablevision Systems Inc., Home Box Office, Inc., Memphis CATV, Inc., People's Cable Corporation, SIFTA Milwaukee Cable Corp., TA Milwaukee Cable Co., Inc., Warner Cable Operating Inc. and Warner Cable of New York Inc. have ceased to be Reporting Persons as a result of the intercompany transfer of shares of TBS Class B Common Stock described in Item 3 of this Statement.

      (c) No transactions in the securities of TBS have been effected during the past 60 days by the Reporting Persons or by the persons named on Annexes A through F to this Statement.


Item 6.   Contracts, Arrangements, Understandings or
          Relationship with Respect to Securities of TBS.

      Reference is made to the description of the agreements and discussions in Item 4 of this Statement on Schedule 13D. Except as indicated in this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the persons listed on Annexes A through F hereto or between the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Annexes A through F hereto, on the one hand, and any other persons, on the other hand, with respect to any securities of TBS.


Item 7   Material to be Filed as Exhibits.

      The exhibits listed on the accompanying Exhibit Index have been filed as part of this Statement and such Exhibit Index is incorporated herein by reference.


                        SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 1995                    TIME WARNER INC.

                                    By:      /s/  Peter R. Haje
                                    Name:   Peter R. Haje
                                    Title:  Executive Vice President

                              EXHIBIT INDEX

EXHIBIT           DESCRIPTION

Exhibit 1         Amended and Restated Subscription and
                  Registration Rights Agreement dated as
                  of May 27, 1987, among Turner
                  Broadcasting System, Inc. ("TBS")
                  and the Investors (reference is made
                  to Exhibit 1 to the Schedule 13D
                  relating to TBS (File No. 0-9334)
                  filed by Time Warner on June 12, 1987).

Exhibit 2         Shareholders' Agreement dated as of
                  June 3, 1987, among TBS, R.E. Turner,
                  III ("Turner"), and the Investors
                  (reference is made to Exhibit 2 to
                  the Schedule 13D relating to TBS
                  (File No. 0-9334) filed by Time
                  Warner on June 12, 1987).

Exhibit 2(a)      First Amendment to the Shareholders'
                  Agreement dated as of April 15, 1988
                  (reference is made to Exhibit 2(a)
                  to Amendment No. 2 to the Schedule
                  13D relating to TBS (file No. 0-9334)
                  filed by Time Warner on June 27, 1988).

Exhibit 3         Voting Agreement dated as of June 3,
                  1987, among TCI Turner Preferred,
                  Inc., Time TBS Holdings, Inc.
                  ("Holdings"), United Artists
                  Communications, Inc., United
                  Cable Television Corporation,
                  Warner Cable Communications,
                  Inc. ("Warner Cable") and
                  Continental Cablevision, Inc.
                  (reference is made to Exhibit 3
                  to the Schedule 13D relating to
                  TBS (File No. 0-9334) filed by
                  Time Warner on June 12, 1987).

Exhibit 4         Investors' Agreement dated as of
                  June 3, 1987, among TBS and the
                  Investors (reference is made to
                  Exhibit 4 to the Schedule 13D
                  relating to TBS (File No. 0-9334)
                  filed by Time Warner on June 12, 1987).

Exhibit 5         Agreement dated as of June 3,
                  1987, among Time Incorporated,
                  Holdings, Tele-Communications,
                  Inc., TCI Turner Preferred,
                  Inc., United Artists Communications,
                  Inc. and United Cable Television
                  Corporation (reference is made
                  to Exhibit 5 to the Schedule 13D
                  relating to TBS (File No. 0-9334)
                  filed by Time Warner on June 12, 1987).

Exhibit 6         Joint Filing Agreement.

                          ANNEX A

      The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                                 Principal Occupation or
Name                    Office                   Employment and Address

Merv Adelson            Director                 Chairman,
                                                 East-West Capital
                                                 Associates
                                                 11111 Santa Monica Blvd.
                                                 Los Angeles, CA  90025
                                                 (private investment
                                                 company)

Timothy A.              Senior Vice              Senior Vice President
Boggs                   President                Time Warner
                                                 800 Connecticut Avenue,
                                                 NW, Suite 800
                                                 Washington, DC 20006

Richard J.              Senior Vice              Senior Vice President
Bressler                President                and Chief Financial
                        and Chief                Officer,
                        Financial                Time Warner
                        Officer                  75 Rockefeller Plaza
                                                 New York, NY  10019

Lawrence B.             Director                 Partner,
Buttenwieser                                     Rosenman & Colin
                                                 575 Madison Avenue
                                                 New York, NY  10022
                                                 (attorney)

Edward S.               Director                 Chairman,
Finkelstein                                      Finkelstein
                                                 Associates Inc.
                                                 712 Fifth Avenue
                                                 New York, NY  10019
                                                 (consulting)

Beverly Sills           Director                 Chairman-Lincoln Center
Greenough                                        for the Performing Arts
                                                 211 Central Park West
                                                 New York, NY 10024
                                                 (entertainment)

Peter R. Haje           Executive Vice           Executive Vice President,
                        President,               Secretary and General
                        Secretary and            Counsel,
                        General Counsel          Time Warner
                                                 75 Rockefeller Plaza
                                                 New York, NY  10019

Carla A. Hills          Director                 Chairman and Chief
                                                 Executive Officer
                                                 Hills & Company
                                                 1200 19th Street, NW
                                                 Washington, DC 20036
                                                 (international trade
                                                 consultants)

Tod R. Hullin           Senior Vice              Senior Vice President
                        President                Time Warner
                                                 75 Rockefeller Plaza
                                                 New York, NY  10019

David T. Kearns         Director                 Senior University Fellow,
                                                 Harvard University
                                                 100 First Stamford Place
                                                 Stamford, CT 06904-2340

Gerald M. Levin         Director,                Chairman and Chief
                        Chairman and             Executive Officer,
                        Chief Executive          Time Warner
                        Officer                  75 Rockefeller Plaza
                                                 New York, NY  10019

Philip R.               Senior Vice              Senior Vice President,
Lochner, Jr.            President                Time Warner
                                                 75 Rockefeller Plaza
                                                 New York, NY  10019

Henry Luce, III         Director                 Chairman and Chief
                                                 Executive Officer,
                                                 The Henry Luce
                                                 Foundation, Inc.
                                                 720 Fifth Avenue
                                                 New York, NY  10019
                                                 (private foundation)

Reuben Mark             Director                 Chairman and Chief
                                                 Executive Officer
                                                 Colgate-Palmolive Company
                                                 300 Park Avenue
                                                 New York, NY 10022
                                                 (consumer products)

Michael A. Miles        Director                 Former Chairman and Chief
                                                 Executive Officer of
                                                 Philip Morris Companies
                                                 Inc., Director of
                                                 Sears Roebuck & Co., Dean
                                                 Witter and Discover & Co.

J. Richard              Director                 Chairman of the
Munro                                            Executive/Finance
                                                 Committee and Advisor to
                                                 the Company
                                                 Time Warner
                                                 75 Rockefeller Plaza
                                                 New York, NY  10019

Richard D.              Director                 Director and President,
Parsons                 and President            Time Warner
                                                 75 Rockefeller Plaza
                                                 New York, NY  10019
                                                 Former Chairman and Chief
                                                 Executive Officer,
                                                 The Dime Savings Bank
                                                 of New York

Donald S.               Director                 Former Chairman and
Perkins                                          Director of Various
                                                 Companies
                                                 Jewel Companies Inc.
                                                 Suite 2700
                                                 One First National Plaza
                                                 Chicago, IL  60603

Raymond S.              Director                 Financial Consultant and
Troubh                                           Director of Various
                                                 Companies
                                                 10 Rockefeller Plaza
                                                 New York, NY  10020
                                                 (financial consultant)

Francis T.              Director                 Vincent Enterprises
Vincent, Jr.                                     (private investor),
                                                 and Director of Various
                                                 Companies

                                Annex B

      Directors and Executive Officers of Time TBS Holdings, Inc.

                                                 Present Principal
Name and Business             Office             Occupation or
Address                                          Employment

Richard J. Bressler           President          President and
75 Rockefeller Plaza                             Chief Financial
New York, NY  10019                              Officer,
                                                 Time Warner

Thomas W. McEnerney           Director and       Vice President,
75 Rockefeller Plaza          Vice               Time Warner
New York, NY  10019           President

                                  ANNEX C

                        Directors and Executive Officers
                      of Warner Communications Inc. ("WCI")

                                                 Principal Occupation or
Name                    Office                   Employment and Address

Deane F. Johnson        Office of the            Office of the President,
                        President                WCI, 1271 Avenue of the
                                                 Americas, New York,
                                                 NY  10020

Gerald M. Levin         Director,                Chairman and Chief
                        Chairman and             Executive Officer,
                        Chief Executive          Time Warner
                        Officer                  75 Rockefeller Plaza
                                                 New York, NY  10019

Richard D. Parsons      Director,                Director and President
                        Office of the            Time Warner
                        President                75 Rockefeller Plaza
                                                 New York, NY  10019

Peter R. Haje           Director,                Executive Vice
                        Executive                President, General
                        Vice President           Counsel and Secretary,
                                                 Time Warner
                                                 75 Rockefeller Plaza
                                                 New York, NY  10019

Tod R. Hullin           Director, Senior         Senior Vice President,
                        Vice President           Time Warner
                                                 75 Rockefeller Plaza
                                                 New York, NY  10019

Philip R.               Director, Senior         Senior Vice President,
Lochner, Jr.            Vice President           Time Warner
                                                 75 Rockefeller Plaza
                                                 New York, NY  10019

Richard J.              Senior Vice              Senior Vice President
Bressler                President                and Chief Financial
                        and Chief                Officer
                        Financial Officer        Time Warner
                                                 75 Rockefeller Plaza
                                                 New York, NY  10019

                               ANNEX D

                   Directors and Executive Officers of
                Warner Cable Communications Inc. ("WCCI")

                                                 Principal Occupation
Name                    Office                   or Employment & Address

Gerald L. Levin         Director, Chairman             Chairman and Chief
                        and Chief Executive            Executive Officer,
                        Officer                        Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Richard D. Parsons      Director and                   Director and
                        President                      President,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Peter R. Haje           Director and Executive         Executive Vice
                        Vice President                 President, General
                                                       Counsel and
                                                       Secretary,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Philip R.               Director and                   Senior Vice
Lochner, Jr.            Senior Vice                    President,
                        President                      Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Tod R. Hullin           Senior Vice President          Senior Vice
                                                       President,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Richard R.              Senior Vice President          Senior Vice
Bressler                and Chief Financial            President and Chief
                                                       Financial Officer,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

                            ANNEX E

                 Directors and Executive Officers of
              American Television & Communications Corp.

                                                 Principal Occupation
Name                    Office                   or Employment & Address

Gerald M. Levin         Director, Chairman             Chairman and Chief
                        and Chief Executive            Executive Officer,
                        Officer                        Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Richard D. Parsons      Director and President         Director and
                                                       President,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Peter R. Haje           Director and Executive         Executive Vice
                        Vice President                 President,
                                                       General Counsel and
                                                       Secretary,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Philip R.               Director and                   Senior Vice
Lochner, Jr.            Senior Vice President          President,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Tod R. Hullin           Director and Senior            Senior Vice
                        Vice President                 President
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Richard J.              Senior Vice                    Senior Vice
Bressler                President,                     President and
Bressler                and Chief                      Chief Financial
                        Financial Officer              Officer,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

                               ANNEX F
                  Directors and Executive Officers of
                     Time Warner Operations Inc.

                                                 Principal Occupation
Name                          Office             or Employment & Address

Gerald M. Levin         Director, Chairman             Chairman and Chief
                        of Board and Chief             Executive Officer,
                        Executive Officer              Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Richard D. Parsons      Director and President         Director and
                                                       President,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Peter R. Haje           Director, Executive            Executive Vice
                        Vice President                 President,
                                                       General Counsel and
                                                       Secretary,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Philip R.               Director and                   Senior Vice
Lochner, Jr.            Senior Vice President          President,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Tod R. Hullin           Senior Vice President          Senior Vice
                                                       President,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019

Richard J.              Senior Vice President          Senior Vice
Bressler                and Chief Financial            President and
                        Officer                        Chief Financial
                                                       Officer,
                                                       Time Warner
                                                       75 Rockefeller Plaza
                                                       New York, NY  10019